UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LITHIUM & BORON TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

83172F203

(CUSIP Number)

  Ginko International Investment Co., Ltd

Wickhams Cay II, Road Town,

Tortola British Virgin Islands VG1110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

The Newman Law Firm PLLC

1872 Pleasantville Road

Suite 177

Briarcliff Manor, NY 10510

(914) 762-4265

February 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83172F203	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Ginko International Investment Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) NA
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000,000
	8.	SHARED VOTING POWER 20,000,000
	9.	SOLE DISPOSITIVE POWER 20,000,000
	10.	SHARED DISPOSITIVE POWER 20,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83172F203	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Lithium & Boron Technology, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 60 East Ren-Min Road, Da-Chai Dan Town, Xai Xi County, Qing Hai Province China 8000001.

Item 2.  Identity and Background.

(a)	This statement is being filed by Ginko International Investment Co., Ltd, British Virgin Island corporation (the “Reporting Person”).
(b)	The address of the Reporting Person is 8 Wickhams Cay II, Road Town, Tortola British Virgin Islands VG1110
(c)	The Reporting Person is a corporation.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On February 10, 2021 Northtech Holdings Inc. transferred 20,000,000 shares of Common Stock to the Reporting Person.

CUSIP No. 83172F203	13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

Item 3 is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)

See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer, other than as disclosed herein, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 83172F203	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2021	By:	/s/ Ginko International Investment Co., Ltd by /s/ Robert Newman as Attorney in Fact for Ginko International Investment Co., Ltd